B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended March 31, 2019
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 7, 2019 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2019 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2018. All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis.
Additional information related to B2Gold Corp., including the Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
B2Gold Corp. is a Vancouver-based gold producer with five operating mines (one in Mali, one in the Philippines, one in Namibia and two in Nicaragua). In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Colombia, Nicaragua, Namibia and Finland. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines, the Otjikoto Mine in Namibia and La Libertad and El Limon mines in Nicaragua. The Company also has an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.
Consolidated gold revenue in the first quarter of 2019 was $302 million on sales of 232,076 ounces at an average price of $1,300 per ounce compared to $344 million on sales of 259,837 ounces at an average price of $1,325 per ounce in the first quarter of 2018. Gold sales of 232,076 ounces in the first quarter of 2019 were 6% (13,564 ounces) above budget. Compared to the prior year quarter, the decrease in revenue related mainly to the timing of gold shipments (as the prior year quarter benefitted from additional sales of 20,153 ounces generated from the net drawdown of opening January 1, 2018 gold inventories, built-up in late 2017 in part as a result of Fekola ramping up to full steady state production).
Consolidated gold production in the first quarter of 2019 was 230,859 ounces, 6% (12,704 ounces) above budget. Gold production from the Company’s Fekola, Masbate, Otjikoto and El Limon mines all exceeded their targeted production. The Fekola Mine in Mali and the Masbate Mine in the Philippines continued their very strong operational performances, with both well-above their budgeted production for the quarter. For the first quarter of 2019, the Fekola Mine produced 110,349 ounces of gold, above budget by 6% (6,724 ounces), and the Masbate Mine produced 57,481 ounces of gold, significantly above budget by 15% (7,490 ounces).

Compared to the prior year quarter, gold production was marginally lower by 8,825 ounces (refer to “Review of Mining Operations and Development Projects" section below).
In the first quarter of 2019, consolidated cash operating costs1 were $545 per gold ounce sold, $27 per gold ounce sold or 5% less than budget and $74 per gold ounce sold or 16% higher than the first quarter of 2018. The favourable budget variance (on a per ounce of gold sold basis) was mainly attributable to Masbate’s above-budget gold production and significantly lower-than-budgeted mining costs. Also contributing to the favourable budget variance were Otjikoto’s sales of lower cost gold ounces from its opening inventory and higher ore tonnage than budgeted from its Otjikoto and Wolfshag pits. Compared to the prior year quarter, consolidated cash operating costs (on a per ounce of gold sold basis) were $74 per ounce higher (16%), primarily due to the lower grade stockpile material processed during the first quarter of 2019 at Fekola (as a result of Fekola’s significantly higher-than-budgeted mill throughput) as well as to lower gold sales (the comparative quarter benefitted from additional sales of 20,153 lower-cost ounces generated from the net drawdown of opening January 1, 2018 gold inventories, built-up in late 2017 in part as a result of Fekola ramping up to full steady state production).
All-in sustaining costs2 for the first quarter of 2019 were $848 per gold ounce sold compared to budget of $981 per gold ounce sold and $719 per gold ounce sold for the prior year quarter. All-in sustaining costs for the first quarter of 2019 were lower than budget as a result of higher gold ounces sold than budgeted and sustaining capital expenditures at the Fekola, Masbate, Otjikoto and La Libertad mines, which were $24 million lower than budget. This reflects mainly timing differences as the majority of the capital underspend is expected to be incurred later in 2019.
Given the gold production outperformance in the first quarter of 2019, B2Gold remains well positioned for continued strong operational and financial performance with consolidated gold production for full-year 2019 forecast to be in the range of between 935,000 and 975,000 ounces. For the first-half of 2019, consolidated gold production is forecast to be between 436,000 and 456,000 ounces of gold before significantly increasing to between 499,000 and 519,000 ounces in the second-half of 2019. Consolidated cash costs are projected to remain low in 2019 with cash operating costs forecast to be between $520 and $560 per ounce sold and all-in sustaining costs forecast to be between $835 and $875 per ounce sold. Consolidated gold production for full-year 2019 is expected to be weighted towards the second-half of 2019, due to the planned development of open pits in the first-half of the year and subsequent ore production from those pits in the second-half.
For the first quarter of 2019, the Company generated net income of $27 million ($0.02 per share) compared to net income of $57 million ($0.06 per share) in the first quarter of 2018. Adjusted net income3 for the first quarter of 2019 was $38 million ($0.04 per share) compared to adjusted net income of $57 million ($0.06 per share) in the first quarter of 2018.
Cash flow provided by operating activities was $86 million in the first quarter of 2019 compared to $147 million in the first quarter of 2018, a decrease of $61 million. The decrease reflects lower revenues of $43 million and higher income tax installment payments including $6 million for Fekola. Subsequent to the end of the first quarter of 2019, the Company made Fekola tax installment payments of approximately $30 million related to the final payment of Fekola's 2018 taxation liability. The Fekola Mine 2018 priority dividend of $17 million is payable by the end of the second quarter of 2019. Total cash income tax payments for 2019, including the final Fekola 2018 taxes due, the Fekola 2018 priority dividend and 2019 corporate tax installments, are currently estimated to be approximately $120 million.
At March 31, 2019, the Company had cash and cash equivalents of $142 million compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at March 31, 2019 was $206 million compared to $156 million at December 31, 2018.

____________________
1 “Cash operating costs” a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 “Adjusted net income” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

On March 26, 2019, the Company announced results from the Expansion Study Preliminary Economic Assessment (“PEA”) for the Fekola Mine. As a result, the Company is proceeding with an expansion project to increase processing throughput by 1.5 million tonnes per annum ("Mtpa") to 7.5 Mtpa from the current base rate of 6 Mtpa. The PEA took into account the significant increase in the Fekola Mineral Resource announced on October 25, 2018. Based on the PEA, once this expansion is complete, the Fekola Mine is expected to produce more gold over a longer life, with more robust economics and higher average annual gold production, revenues and cash flows than the previous Life-of-Mine (“LoM”). Project economic highlights from the PEA include: estimated optimized LoM extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030) and projected gold production of approximately five million ounces over the new mine life of 12 years of mining and processing (including 2019). The processing upgrade will focus on increased ball mill power, with upgrades to other components including a new cyclone classification system, pebble crushers, and additional leach capacity to support the higher throughput. The capital costs of this mill expansion are estimated to be less than $50 million, with spending evenly split between 2019 and 2020. Critical path items include ball mill motors and the lime slaker, both of which are expected to be commissioned in the third quarter of 2020. The Whittle results currently indicate that mining production rates ranging from 54 Mtpa to 76 Mtpa are optimal to support the expanded processing rates over the LoM and optimize head grade during the period 2020-2024. Increased mine production will be achieved with the addition of two to four excavators with corresponding trucks, drills, and support equipment. Large front-end loaders will also be included to maintain fleet flexibility. Mine fleet expansion timing and scale will be optimized during Q2 2019 and is expected to be equipment loan financed over a five-year period. The study has included $28 million for the fleet expansion to 54 Mtpa and an additional $28 million (for a total of $56 million) to go to 76 Mtpa. With public release of the PEA results, B2Gold has filed a Material Change Report and will issue an updated Fekola Expansion Technical Report pursuant to the requirements of NI 43-101 on May 10, 2019.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated and Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the Expansion Study Preliminary Economic Assessment will be realized.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended
	March 31,
	2019	2018

Gold revenue ($ in thousands)	301,664	344,288

Net income ($ in thousands)	26,523	57,428

Earnings per share – basic(1) ($/ share)	0.02	0.06

Earnings per share – diluted(1) ($/ share)	0.02	0.04

Cash flows from operating activities ($ in thousands)	86,419	147,276

Gold sold (ounces)	232,076	259,837

Average realized gold price ($/ ounce)	1,300	1,325

Gold produced (ounces)	230,859	239,684

Cash operating costs(2) ($/ gold ounce sold)	545	471

Total cash costs(2) ($/ gold ounce sold)	629	552

All-in sustaining costs(2) ($/ gold ounce sold)	848	719

Adjusted net income(2) ($ in thousands)	37,671	57,341

Adjusted earnings per share(2) – basic ($)	0.04	0.06
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
First quarter 2019 and 2018
Revenue
Consolidated gold revenue in the first quarter of 2019 was $302 million on sales of 232,076 ounces at an average price of $1,300 per ounce compared to $344 million on sales of 259,837 ounces at an average price of $1,325 per ounce in the first quarter of 2018. Gold sales of 232,076 ounces in the first quarter of 2019 were 6% (13,564 ounces) above budget. Compared to the prior year quarter, the decrease in revenue related mainly to the timing of gold shipments (as the prior year quarter benefitted from additional sales of 20,153 ounces generated from the net drawdown of opening January 1, 2018 gold inventories, built-up in late 2017 in part as a result of Fekola ramping up to full steady state production).
Consolidated gold revenue for the first quarter of 2019 included $18 million relating to the delivery of gold into the Company's Prepaid Sales contracts associated with the Company's Prepaid Sales transactions. During the first quarter of 2019, 15,169 ounces of gold were delivered under these contracts. As at March 31, 2019, the Company had $12 million of outstanding contracts for the delivery of 10,113 ounces to be delivered during the second quarter of 2019.

In the first quarter of 2019, the Fekola Mine accounted for $151 million (Q1 2018 - $163 million) of gold revenue from the sale of 115,800 ounces (Q1 2018 - 122,600 ounces), the Masbate Mine accounted for $66 million (Q1 2018 - $80 million) of gold revenue from the sale of 50,400 ounces (Q1 2018 - 60,000 ounces), the Otjikoto Mine accounted for $49 million (Q1 2018 - $57 million) of gold revenue from the sale of 37,200 ounces (Q1 2018 - 42,829 ounces), La Libertad Mine accounted for $23 million (Q1 2018 -

$25 million) of gold revenue from the sale of 17,272 ounces (Q1 2018 - 18,558 ounces) and $15 million (Q1 2018 - $21 million) of gold revenue was contributed by El Limon Mine from the sale of 11,404 ounces (Q1 2018 - 15,850 ounces).

Production and operating costs
Consolidated gold production in the first quarter of 2019 was 230,859 ounces, 6% (12,704 ounces) above budget. Gold production from the Company’s Fekola, Masbate, Otjikoto and El Limon mines all exceeded their targeted production. The Fekola Mine in Mali and the Masbate Mine in the Philippines continued their very strong operational performances, with both well-above their budgeted production for the quarter. For the first quarter of 2019, the Fekola Mine produced 110,349 ounces of gold, well-above budget by 6% (6,724 ounces), and the Masbate Mine produced 57,481 ounces of gold, significantly above budget by 15% (7,490 ounces). Compared to the prior year quarter, gold production was marginally lower by 8,825 ounces (refer to “Review of Mining Operations and Development Projects" section below).
In the first quarter of 2019, consolidated cash operating costs (refer to "Non-IFRS Measures") were $545 per gold ounce sold, $27 per gold ounce sold or 5% less than budget and $74 per gold ounce sold or 16% higher than the first quarter of 2018. The favourable budget variance (on a per ounce of gold sold basis) was mainly attributable to Masbate’s above-budget gold production and significantly lower-than-budgeted mining costs. Also contributing to the favourable budget variance were Otjikoto’s sales of lower cost gold ounces from its opening inventory and higher ore tonnage than budgeted from its Otjikoto and Wolfshag pits. Compared to the prior year quarter, consolidated cash operating costs (on a per ounce of gold sold basis) were $74 per ounce higher (16%), primarily due to the lower grade stockpile material processed during the first quarter of 2019 at Fekola (as a result of Fekola’s significantly higher-than-budgeted mill throughput) as well as to lower gold sales (the comparative quarter benefitted from additional sales of 20,153 lower-cost ounces generated from the net drawdown of opening January 1, 2018 gold inventories, built-up in late 2017 in part as a result of Fekola ramping up to full steady state production).
All-in sustaining costs (refer to "Non-IFRS Measures") for the first quarter of 2019 were $848 per gold ounce sold compared to budget of $981 per gold ounce sold and $719 per gold ounce sold for the prior year quarter. All-in sustaining costs for the first quarter of 2019 were lower than budget as a result of higher gold ounces sold than budgeted and sustaining capital expenditures at the Fekola, Masbate, Otjikoto and La Libertad mines, which were $24 million lower than budget. This reflects mainly timing differences as the majority of the capital underspend is expected to be incurred later in 2019.
Royalties and production taxes
Royalties and production taxes included in total cost of sales were $19 million for the first quarter of 2019 compared to $21 million for the prior year quarter. The decrease in royalties and production taxes was due to an 11% decrease in the gold ounces sold and a 2% decrease in the average realized gold price.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $67 million in the first quarter of 2019 compared to $81 million in the first quarter of 2018. The decrease in depreciation expense was mainly due to an 11% decrease in the gold ounces sold and a 6% decrease in the depreciation charge per ounce of gold sold.
Other
General and administrative (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines, the Windhoek office in Namibia and the Managua and Santo Domingo offices in Nicaragua. G&A for the first quarter of 2019 was $16 million compared to $12 million for the first quarter of 2018. The $4 million increase compared to the prior year quarter consisted mainly of an increase in personnel costs resulting from the timing of bonus accruals and payments.
Share-based payment expense for the three months ended March 31, 2019 was $5 million compared to $4 million in the comparable period of 2018.
During the quarter ended March 31, 2018, the Company made the decision to dispose of its interest in the Mocoa property. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income during the first quarter of 2018.
The Company’s results for the first quarter of 2018 included a non-cash mark-to-market gain on the fair value of the convertible notes of $11 million. On October 1, 2018, the Company repaid the notes in cash.

The Company reported $8 million in interest and financing expense during the first quarter of 2019 consistent with the first quarter of 2018.
For the first quarter of 2019, the Company recorded gains on derivative instruments of $6 million (Q1 2018 - $3 million). The gains on derivative instruments consisted of realized gains on derivative instruments of $1 million (Q1 2018 - $1 million) and unrealized gains on derivative instruments of $5 million (Q1 2018 - $2 million). These derivative gains were recognized in relation to the Company's fuel forward contracts and interest rate swaps due to movement in the underlying rates.

For the first quarter of 2019, the Company recorded a net current income and other tax expense of $27 million compared to $39 million in the first quarter of 2018, consisting of current income tax of $19 million (Q1 2018 - $31 million), the 10% priority dividend to the State of Mali of $5 million (Q1 2018 - $5 million), withholding tax (on intercompany interest/management fees) of $2 million (Q1 2018 - $2 million), and Nicaraguan advalorem and alternative minimum tax of $1 million (Q1 2018 - $1 million). Compared to the prior year quarter, current tax expense was lower mainly as a result of lower income from the Fekola Mine and the Masbate Mine due to lower gold sales as the comparative quarter benefitted from the sale of its opening inventories. For the first quarter of 2019, the Company recorded a deferred income tax expense of $12 million compared to a deferred income tax recovery of $9 million in the first quarter of 2018, mainly attributable to the weakening of the local currencies Mali and Namibia and the use of tax losses in Namibia in the first quarter of 2019 whereas in first quarter of 2018 the local currencies in Mali and Namibia all strengthened in relation to the US dollar which caused most of the deferred tax recovery in that quarter.
For the first quarter of 2019, the Company generated net income of $27 million ($0.02 per share) compared to net income of $57 million ($0.06 per share) in the first quarter of 2018. Adjusted net income (refer to “Non-IFRS Measures”) for the first quarter of 2019 was $38 million ($0.04 per share) compared to adjusted net income of $57 million ($0.06 per share) in the first quarter of 2018. Adjusted net income in the first quarter of 2019 excluded share-based payments of $5 million, unrealized gains on derivative instruments of $5 million and a deferred income tax expense of $12 million.
Cash flow provided by operating activities was $86 million in the first quarter of 2019 compared to $147 million in the first quarter of 2018, a decrease of $61 million. The decrease reflects lower revenues of $43 million and higher income tax installment payments including $6 million for Fekola. Subsequent to the end of the first quarter of 2019, the Company made Fekola tax installment payments of approximately $30 million related to the final payment of Fekola's 2018 taxation liability. The Fekola Mine 2018 priority dividend of $17 million is payable by the end of the second quarter of 2019. Total cash income tax payments for 2019, including the final Fekola 2018 taxes due, the Fekola 2018 priority dividend and 2019 corporate tax installments, are currently estimated to be approximately $120 million.
At March 31, 2019, the Company had cash and cash equivalents of $142 million compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at March 31, 2019 was $206 million compared to $156 million at December 31, 2018. At March 31, 2019, the Company had drawn $400 million under the $500 million revolving credit facility ("RCF"), leaving an undrawn and available balance under the existing facility of $100 million.
In May 2019, the Company received commitments from its existing syndicate of banks plus one new lender, to upsize its RCF capacity from $500 million to $600 million and to increase the accordion feature from $100 million to $200 million. In addition, as a reflection of B2Gold's financial strength, the upsized RCF is expected to include increased flexibility for permitted borrowings and equipment financings, coupled with less onerous financial covenants and lower pricing.
The upsized RCF is expected to close by mid-May 2019 and will be for a term of 4 years to mid-2023. The syndicate includes HSBC, ING Bank N.V. and The Bank of Nova Scotia as Joint Lead Arrangers and Joint Bookrunners, and the balance of the syndicate will include Canadian Imperial Bank of Commerce as Documentation Agent and Bank of Montreal and Société Générale as lenders. HSBC will continue to act as the Administrative Agent for the facility.
Final closing of the facility and the availability of funds under it remains subject to completion of customary closing conditions. The upsized RCF, coupled with strong operating cash flows from the Company's existing mine operations, is expected to provide the Company with continued financial flexibility to advance existing assets and pursue exploration opportunities.
The Company’s current strategy is to continue to reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects and evaluate exploration opportunities.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended
	March 31,
	2019	2018

Gold revenue ($ in thousands)	151,485	163,280

Gold sold (ounces)	115,800	122,600

Average realized gold price ($/ ounce)	1,308	1,332

Tonnes of ore milled	1,729,133	1,316,818

Grade (grams/ tonne)	2.11	2.84

Recovery (%)	94.1	94.8

Gold production (ounces)	110,349	114,142

Cash operating costs(1) ($/ gold ounce sold)	397	270

Total cash costs(1) ($/ gold ounce sold)	499	379

All-in sustaining costs(1) ($/ gold ounce sold)	614	474

Capital expenditures ($ in thousands)	21,284	21,087

Exploration ($ in thousands)	2,095	1,985
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) had a very strong start to 2019 with first quarter gold production of 110,349 ounces, well-above budget by 6% (6,724 ounces) but slightly (3%) lower than the first quarter of 2018. For the first quarter of 2019, the processing facilities continued to outperform demonstrating sustained high processing throughput without reduced recoveries. For the first quarter of 2019, mill throughput was 1.73 million tonnes, exceeding budget by 25% and the prior year quarter by 31%. Overall mill throughput increased during the quarter from past quarters due to a combination of factors. Metallurgy was favourable and excellent recoveries were achieved with a grind coarser than planned (approximately 12% of the feed came from weathered saprolite ore which requires little grinding), low-grade ore feed during the quarter (coming mostly from upper elevations in the pit) appears to have been softer than anticipated, and overall feed size to the plant was finer than budgeted. In addition, fine-tuning of the plant circuit played a role in the positive plant performance. Given the plant’s ability to process significantly higher than budgeted throughput during this period, the Company took the decision to add lower grade material from the stockpiles to the plant feed. This resulted in higher gold production at a lower average grade. The average grade processed was 2.11 grams per tonne ("g/t") (compared to budget of 2.48 g/t). Gold grades from the mine continue to reconcile closely to the block model. Gold recoveries in the quarter averaged 94.1% (compared to budget of 94.0% and 94.8% in the first quarter of 2018). The first quarter of 2018 benefitted from the processing of some higher grade stockpile material initially built up during the construction of the Fekola Mine.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $397 per gold ounce sold for the first quarter of 2019, above budget by $28 per gold ounce sold and $127 per gold ounce sold higher than the first quarter of 2018. Cash operating cost per gold ounce sold were higher than budget as a result of stockpile variances as the higher than budgeted mill throughput consumed approximately 350,000 tonnes of lower grade ore which were originally budgeted to be stockpiled. Mining, processing and site general costs were under budget on a total and per ounce basis. Cash operating costs for the prior year quarter of $270 per gold ounce sold were 47% lower than the first quarter of 2019 as a result of higher grade ore processed and lower operating and equipment maintenance costs during the early stages of the Fekola Mine commercial operations.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2019 were $614 per gold ounce sold compared to a budget of $645 per gold ounce sold and $474 per gold ounce sold in the first quarter of 2018. The lower all-in sustaining costs in the first quarter of 2019 compared to budget reflect higher gold ounces sold than budgeted as well as lower than budgeted sustaining capital expenditures partially offset by the higher cash operating costs for the quarter as outlined above. The lower sustaining capital expenditures are a result of timing of expenditures and are expected to be incurred later in 2019.
Capital expenditures in the first quarter of 2019 totalled $21 million consisting mainly of $7 million for mobile equipment purchases and rebuilds, $5 million for prestripping and $5 million for Fadougou Village relocation costs.
In 2019, the Fekola Mine is expected to produce between 420,000 and 430,000 ounces of gold at cash operating costs of between $370 and $410 per ounce sold and all-in sustaining costs of between $625 and $665 per ounce sold. Gold production is scheduled to be weighted towards the second-half of the year (as new high-grade ore production from Phase 4 of the Fekola Pit is scheduled to begin in the second-half of 2019). For the first-half of 2019, the Fekola Mine is forecast to produce between 205,000 and 210,000 ounces of gold before increasing to between 215,000 and 220,000 ounces in the second-half of 2019.

On March 26, 2019, the Company announced results from the Expansion Study PEA for the Fekola Mine. As a result, the Company is proceeding with an expansion project to increase processing throughput by 1.5 Mtpa to 7.5 Mtpa from the current base rate of 6 Mtpa. The PEA took into account the significant increase in the Fekola Mineral Resource announced on October 25, 2018. Based on the PEA, once this expansion is complete, the Fekola Mine is expected to produce more gold over a longer life, with more robust economics and higher average annual gold production, revenues and cash flows than the previous LoM. Project economic highlights from the PEA include: estimated optimized LoM extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030) and projected gold production of approximately five million ounces over the new mine life of 12 years of mining and processing (including 2019). The processing upgrade will focus on increased ball mill power, with upgrades to other components including a new cyclone classification system, pebble crushers, and additional leach capacity to support the higher throughput. The capital costs of this mill expansion are estimated to be less than $50 million, with spending evenly split between 2019 and 2020. Critical path items include ball mill motors and the lime slaker, both of which are expected to be commissioned in the third quarter of 2020. The Whittle results currently indicate that mining production rates ranging from 54 Mtpa to 76 Mtpa are optimal to support the expanded processing rates over the LoM and optimize head grade during the period 2020-2024. Increased mine production will be achieved with the addition of two to four excavators with corresponding trucks, drills, and support equipment. Large front-end loaders will also be included to maintain fleet flexibility. Mine fleet expansion timing and scale will be optimized during Q2 2019 and is expected to be equipment loan financed over a five-year period. The study has included $28 million for fleet expansion to 54 Mtpa and an additional $28 million (for a total of $56 million) to go to 76 Mtpa. With public release of the PEA results, B2Gold has filed a Material Change Report and will issue an updated Fekola Expansion Technical Report pursuant to the requirements of NI 43-101 on May 10, 2019.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated and Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the Expansion Study Preliminary Economic Assessment will be realized.

Masbate Mine – Philippines

	Three months ended
	March 31,
	2019	2018

Gold revenue ($ in thousands)	65,827	80,136

Gold sold (ounces)	50,400	60,000

Average realized gold price ($/ ounce)	1,306	1,336

Tonnes of ore milled	1,833,094	1,792,579

Grade (grams/ tonne)	1.32	1.17

Recovery (%)	73.8	78.5

Gold production (ounces)	57,481	53,147

Cash operating costs(1) ($/ gold ounce sold)	546	554

Total cash costs(1) ($/ gold ounce sold)	630	615

All-in sustaining costs(1) ($/ gold ounce sold)	743	739

Capital expenditures ($ in thousands)	8,444	11,837

Exploration ($ in thousands)	962	1,098
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its very strong operational performance into the first quarter of 2019, producing 57,481 ounces of gold, 15% (7,490 ounces) above budget and 8% (4,334 ounces) higher compared to the prior year quarter. Gold production was significantly above budget due to both higher than expected head grade and recovery, as ore grade, oxide ore tonnage and total ore tonnage mined from the Main Vein Pit were all better than modelled. Masbate’s gold production for the quarter resulted from processing 1.83 million tonnes (compared to budget of 1.85 million tonnes and 1.79 million tonnes in the first quarter of 2018) at an average grade of 1.32 g/t (compared to budget of 1.20 g/t and 1.17 g/t in the first quarter of 2018) and average gold recoveries of 73.8% (compared to budget of 69.7% and 78.5% in the first quarter of 2018). Oxide ore represented 31% of the processed tonnage for the quarter (versus budget of 8% and 78% in the first quarter of 2018). As planned, compared to the first quarter of 2018, gold grades increased while recoveries decreased, as higher grade transition/fresh ore was mainly mined from the Main Vein Pit in the first quarter of 2019 (whereas the prior year quarter included lower-grade oxide ore mined from the Colorado Pit).

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $546 per gold ounce sold for the first quarter of 2019, which was $123 per gold ounce sold lower than budget and in line with the prior year quarter. The favourable budget variance (on a per ounce of gold sold basis) was driven by the above budget gold production and Masbate’s mining costs which were well below budget for the quarter (by 24%). Cost savings were mainly in the areas of: drilling/blasting (mining locations included backfill areas which did not require blasting, and blast pattern spacing was increased resulting in savings for drill meters and blast agents), loading/hauling (mainly due to lower fuel and maintenance costs) and fewer total tonnes of waste moved (which was a result of fleet activity focused in Main Vein area, resulting in a lower-than-budgeted strip ratio).
All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2019 were $743 per ounce compared to a budget of $965 per gold ounce sold and $739 per gold ounce sold in the first quarter of 2018. All-in sustaining costs for the first quarter of 2019 were lower than budget as a result of the lower than budgeted cash operating costs as discussed above as well as lower than budgeted sustaining capital expenditures are a result of timing of expenditures relating to ongoing land purchase negotiations not finalized in the quarter ($2 million). These capital expenditures are expected to be incurred later in 2019.

Capital expenditures for the first quarter of 2019 totalled $8 million including Masbate processing plant upgrade costs of $4 million, prestripping costs of $1 million, mobile equipment acquisition costs and rebuilds of $1 million and tailings storage facility costs of $1 million. The Masbate expansion project for the upgrade of the processing plant to 8.0 Mtpa was completed in early 2019 (approximately 3 months ahead of schedule and under budget). With the expansion now fully commissioned and online, Masbate's annual gold production is projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed in the subsequent period after open-pit mining activities have ceased.
For full-year 2019, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold, primarily from the Main Vein Pit, at cash operating costs of between $625 and $665 per ounce sold and all-in sustaining costs of between $860 and $900 per ounce sold. Masbate’s all-in sustaining costs per ounce are forecast to decrease in the second-half of 2019 compared to the first-half of the year, mainly due to the timing of budgeted capital expenditures.
Otjikoto Mine - Namibia

	Three months ended
	March 31,
	2019	2018

Gold revenue ($ in thousands)	48,604	57,035

Gold sold (ounces)	37,200	42,829

Average realized gold price ($/ ounce)	1,307	1,332

Tonnes of ore milled	801,175	827,227

Grade (grams/ tonne)	1.29	1.51

Recovery (%)	98.6	98.7

Gold production (ounces)	32,712	39,499

Cash operating costs(1) ($/ gold ounce sold)	519	549

Total cash costs(1) ($/ gold ounce sold)	571	602

All-in sustaining costs(1) ($/ gold ounce sold)	829	723

Capital expenditures ($ in thousands)	7,282	11,376

Exploration ($ in thousands)	331	404
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, also had a solid first quarter, producing 32,712 ounces of gold (Q1 2018 - 39,499 ounces), 4% (1,275 ounces) above budget. This was attributable to above budget mining tonnage from the Otjikoto Pit and higher-than-budgeted processed grade. As previously released, Otjikoto’s full-year 2019 gold production is scheduled to be significantly weighted towards the second-half of the year, as a higher-grade zone of the Otjikoto Pit is forecast to be processed in the third quarter of 2019 and high grade ore production from Phase 2 of the Wolfshag Pit is scheduled to begin in late 2019. During the first quarter of 2019, the Otjikoto Mine processed 0.8 million tonnes (comparable to budget and the prior year quarter) at an average grade of 1.29 g/t (compared to budget of 1.19 g/t and 1.51 g/t in the first quarter of 2018) and average gold recoveries of 98.6% (compared to budget of 98.0% and 98.7% in the first quarter of 2018).

The Otjikoto Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $519 per gold ounce sold for the first quarter of 2019, $136 per gold ounce sold below budget and $30 per gold ounce sold below first quarter of 2018 costs. The lower than budgeted cash operating costs per gold ounce sold was mainly due to lower cost gold ounces sold from opening inventory and from higher-than-budgeted ore stockpile additions. In the first quarter of 2019, more ore tonnes were stockpiled than budgeted as a result of higher ore tonnage than budgeted from Phase 2 of the Otjikoto pit and Phase 2 of the Wolfshag pit. These positive ore tonnage reconciliations decreased the strip ratio and increased stockpiled tonnage for the first quarter of 2019. On a total cost basis operating costs including mining, processing and site general cost were on budget for the quarter.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2019 were $829 per gold ounce sold compared to a budget of $1,122 per gold ounce sold and $723 per gold ounce sold in the first quarter of 2018. All-in sustaining costs for the first quarter of 2019 were lower than budget as a result of the lower than budgeted cash operating costs as discussed above, higher gold ounces sold compared to budget and sustaining capital expenditures that were $4 million lower than budgeted. This difference related mainly to lower capitalized prestripping which is expected to be an overall capital expenditure saving for the year.
Capital expenditures for the first quarter of 2019 totalled $7 million consisting of $4 million for prestripping, $3 million for new mobile equipment and rebuilds.

For full-year 2019, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, primarily from the Otjikoto Pit, at cash operating costs of between $520 and $560 per ounce sold and all-in sustaining costs of between $905 and $945 per ounce sold. For the first-half of 2019, the Otjikoto Mine is forecast to produce between 66,000 and 71,000 ounces of gold before significantly increasing to between 99,000 and 104,000 ounces in the second-half of 2019.
El Limon Mine – Nicaragua

	Three months ended
	March 31,
	2019	2018

Gold revenue ($ in thousands)	14,973	21,292

Gold sold (ounces)	11,404	15,850

Average realized gold price ($/ ounce)	1,313	1,343

Tonnes of ore milled	121,358	116,310

Grade (grams/ tonne)	3.34	3.81

Recovery (%)	93.7	95.2

Gold production (ounces)	12,231	13,529

Cash operating costs(1) ($/ gold ounce sold)	991	829

Total cash costs(1) ($/ gold ounce sold)	1,081	916

All-in sustaining costs(1) ($/ gold ounce sold)	1,524	1,323

Capital expenditures ($ in thousands)	7,429	5,980

Exploration ($ in thousands)	465	1,308
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
El Limon Mine in Nicaragua produced 12,231 ounces of gold (Q1 2018 - 13,529 ounces) in the first quarter of 2019, slightly above budget. During the quarter, ore production from the new Limon Central Pit commenced with 49,000 tonnes mined at an average grade of 3.43 g/t. Development of the Limon Central Pit remains the focus of surface operations at El Limon Mine while the Santa Pancha underground mine continues to operate normally and development of the Veta Nueva underground mine is proceeding as planned. As previously released, El Limon’s full-year 2019 gold production is scheduled to be weighted towards the second-half of the year, as high-grade ore production from the new Limon Central Pit is scheduled to fully come online at the beginning of the second-half of 2019 (H1 - 22,000 to 25,000 ounces and H2 - 33,000 to 35,000 ounces).

El Limon Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $991 per gold ounce sold for the first quarter of 2019 compared to a budget of $876 per ounce and $829 per gold ounce sold for the prior year quarter. Higher than budgeted cash operating costs per ounce are due to higher cost gold ounces being sold in the first quarter of 2019, including the draw down of some higher cost ounces from opening inventory. Production and operating costs were on budget on a total basis.

All-in sustaining costs (refer to "Non-IFRS Measures") for the first quarter of 2019 were $1,524 per gold ounce sold compared to a budget of $1,400 per ounce and $1,323 per ounce for the prior year quarter. All-in sustaining costs were higher than budget due to the lower than budgeted gold sold due to the timing of gold sales.

Capital expenditures in the first quarter of 2019 totalled $7 million which consisted mainly of underground development costs for Santa Pancha and Veta Nueva of $4 million and Limon Central prestripping of $3 million.
For full-year 2019, El Limon is expected to produce between 55,000 and 60,000 ounces of gold at cash operating costs of between $720 and $760 per ounce sold and all-in sustaining costs of between $1,005 and $1,045 per ounce sold. For the first-half of 2019, El Limon Mine is forecast to produce between 22,000 and 25,000 ounces of gold before increasing to between 33,000 and 35,000 ounces in the second-half of 2019.
Ongoing El Limon Exploration and Development

Positive drilling results continue to expand El Limon Central zone to the north, indicating the potential to expand the Mineral Resources. The zone is also open to depth, indicating the potential to produce ore from underground in El Limon Central area once open-pit mining is completed.

B2Gold’s technical team is currently updating El Limon Inferred Mineral Resource to include recent additional drilling results and conducting mine optimization studies with a view to potentially further improve the positive economics for El Limon expansion. These studies are ongoing. Current plans for 2019 are to complete upgrades of the grinding circuit at a capital cost of approximately $3 million. This work is underway and is scheduled to be completed by October 2019. This upgrade is designed to allow the El Limon plant to maintain grind size and a throughput rate of 500,000 tpa when the harder Limon Central ore is fed to the mill.

La Libertad Mine - Nicaragua

	Three months ended
	March 31,
	2019	2018

Gold revenue ($ in thousands)	22,709	24,837

Gold sold (ounces)	17,272	18,558

Average realized gold price ($/ ounce)	1,315	1,338

Tonnes of ore milled	571,093	561,698

Grade (grams/ tonne)	1.04	1.16

Recovery (%)	95.4	92.7

Gold production (ounces)	18,086	19,367

Cash operating costs(1) ($/ gold ounce sold)	1,295	1,040

Total cash costs(1) ($/ gold ounce sold)	1,323	1,068

All-in sustaining costs(1) ($/ gold ounce sold)	1,647	1,360

Capital expenditures ($ in thousands)	4,351	4,615

Exploration ($ in thousands)	1,146	1,167
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

La Libertad Mine in Nicaragua produced 18,086 ounces of gold (Q1 2018 - 19,367 ounces) in the first quarter of 2019, 14% (2,899 ounces) below budget. Gold production at La Libertad was affected by lower than-planned grade from the San Diego Pit, which was partly offset by higher than planned ore tonnage and grade from the San Juan Pit. As previously released, La Libertad’s full-year 2019 gold production is scheduled to be weighted towards the second-half of the year, as La Libertad’s production forecast assumes that production will start from the new Jabali Antenna Pit in the second-half of 2019 (dependent upon the successful completion of resettlement activities and receipt of the Jabali Antenna open pit permit).

La Libertad Mine’s cash operating costs (refer to "Non-IFRS Measures") were $1,295 per gold ounce sold for the first quarter of 2019, which was $249 per gold ounce sold higher than budget and $255 per gold ounce sold higher than the first quarter of 2018. Higher than budget cash operating costs per gold ounce sold in the first quarter of 2019 resulted from the lower than budget processed grade (1.04 g/t versus a budget of 1.24 g/t) which was only partially offset by higher than budgeted tonnes mined and milled.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2019 were $1,647 per gold ounce sold compared to a budget of $1,792 per gold ounce sold and $1,360 per gold ounce sold for the first quarter of 2018. As previously released, La Libertad's all-in sustaining costs are forecast to decrease in the second-half of 2019 compared to the first-half of the year. The lower than budgeted all-in sustaining costs for the first quarter of 2019 resulted from lower than budgeted sustaining capital expenditures arising from timing delays in developing the Jabali Antenna open-pit and underground mines ($6 million) and the construction of the tailings storage facility ($4 million), partially offset by higher cash operating costs as described above and lower gold ounces sold compared to budget. These delayed capital costs are expected to be incurred later in 2019.

Total capital expenditures in the first quarter of 2019 were $4 million, consisting primarily of tailings storage facility costs of $3 million.

During the quarter, the Company concluded an agreement for Jabali Antenna with the small miners in the area, and successfully completed the public consultation that is required for issuance of a mine permit. With the permitting issues related to the site largely resolved, the Company anticipates receiving the permit in time to start production from the pit in the second-half of 2019 as budgeted.

For full-year 2019, La Libertad Mine is expected to produce between 95,000 and 100,000 ounces of gold at cash operating costs of between $840 and $880 per ounce sold and all-in sustaining costs of between $1,150 and $1,190 per ounce sold. For the first-half of 2019, La Libertad Mine is forecast to produce between 43,000 and 45,000 ounces of gold before increasing to between 52,000 and 55,000 ounces in the second-half of 2019.

In 2019, the Company anticipates beginning its interim reclamation activities at La Libertad Mine. The Company has recorded a reclamation liability of $34 million on the balance sheet and expects to incur $3 million in 2019.

Current plans at La Libertad include mining and processing into 2020, with a combination of mineral reserves and mineral resources. The Company is currently updating its LoM plan for La Libertad based on revised estimates for the timing of expected production from its existing ore sources and the expected timing for bringing Jabali Antenna Open Pit on line. The Company has a successful track record of converting its mineral resources to reserves and exploration for additional mineral targets continues. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2019, the Company had cash and cash equivalents of $142 million compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at March 31, 2019 was $206 million compared to $156 million at December 31, 2018. At March 31, 2019, the Company had drawn $400 million under the $500 million RCF, leaving an undrawn and available balance under the existing facility of $100 million.
The Company has an RCF with a syndicate of international banks for an aggregate amount of $500 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date.
The RCF bears interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.50% and 0.925%. The term of the RCF is four years, maturing on July 7, 2021.
The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at March 31, 2019, the Company was in compliance with these debt covenants.
In May 2019, the Company received commitments from its existing syndicate of banks plus one new lender, to upsize its RCF capacity from $500 million to $600 million and to increase the accordion feature from $100 million to $200 million. In addition, as a reflection of B2Gold's financial strength, the upsized RCF is expected to include increased flexibility for permitted borrowings and equipment financings, coupled with less onerous financial covenants and lower pricing.
The upsized RCF is expected to close by mid-May 2019 and will be for a term of 4 years to mid-2023. The syndicate includes HSBC, ING Bank N.V. and The Bank of Nova Scotia as Joint Lead Arrangers and Joint Bookrunners, and the balance of the syndicate will include Canadian Imperial Bank of Commerce as Documentation Agent and Bank of Montreal and Société Générale as lenders. HSBC will continue to act as the Administrative Agent for the facility.
Final closing of the facility and the availability of funds under it remains subject to completion of customary closing conditions. The upsized RCF, coupled with strong operating cash flows from the Company's existing mine operations, is expected to provide the Company with continued financial flexibility to advance existing assets and pursue exploration opportunities.
The Company’s current strategy is to continue to reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects and evaluate exploration opportunities.
During the three months ended March 31, 2019, the Company did not make any drawdowns or repayments on the RCF.
In the first quarter of 2016, the Company entered into the March 2016 Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Syndicate. The March 2016 Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as Prepaid Sales at the time of the transaction. Settlement is in the form of physical deliveries of unallocated gold from any of the Company’s mines. During the six months ended June 30, 2017, the

Company entered into additional Prepaid Sales transactions for 25,282 ounces valued at $30 million. The Company did not subsequently enter into any additional Prepaid Sales transactions.
During the three months ended March 31, 2019, the Company delivered 15,169 ounces into contracts valued at $18 million. As the Company physically delivers ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the statement of operations. Proceeds for the March 2016 Prepaid Sales transactions were originally received in March 2016 and are being recognized in revenue as the ounces underlying the Prepaid Sales are delivered. As at March 31, 2019, the Company had $12 million of outstanding contracts for the delivery of 10,113 ounces to be delivered during the second quarter of 2019.
For the three months ended March 31, 2019, resource property expenditures totalled $58 million. The most significant expenditures were on the Fekola Mine with expenditures of $21 million, the Masbate Mine had capital expenditures of $8 million, the Otjikoto Mine had capital expenditures of $7 million, La Libertad Mine had capital expenditures of $4 million and El Limon Mine had capital expenditures of $7 million.
As at March 31, 2019, the Company had the following commitments (in addition to those disclosed elsewhere in the management's discussion and analysis):

•	For payments of $2 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2019.

•	For payments of $6 million for mobile equipment and $1 million for the construction of the new Fadougou village at the Fekola Mine all of which is expected to be incurred in 2019.

For 2019, the Company has budgeted total capital expenditures of $58 million at the Fekola Mine, $51 million at the Otjikoto Mine, $38 million at the Masbate Mine, $24 million at La Libertad Mine and $30 million at El Limon Mine. The Company’s total 2019 exploration budget is approximately $43 million.
Derivative financial instruments
Forward contracts - fuel oil, gas oil, diesel
During the three months ended March 31, 2019, the Company entered into additional forward contracts for the purchase of 24,852,000 litres of gas oil and additional collar contracts for 19,202,000 litres of gas oil with settlements scheduled between August 2019 and January 2021. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL.

	2019	2020	2021	Total
Forward – fuel oil:
Litres (thousands)	25,766	16,438	—	42,204
Average strike price	$0.32	$0.33	$—	$0.32

Forward – gas oil:
Litres (thousands)	22,782	21,908	1,717	46,407
Average strike price	$0.45	$0.49	$0.49	$0.47

Forward – diesel:
Litres (thousand)	1,925	1,599	—	3,524
Average strike price	$0.51	$0.57	$—	$0.54

Collars - fuel oil:
Litres (thousand)	6,536	10,697	1,969	19,202
Average ceiling price	$0.29	$0.27	$0.27	$0.28
Average floor price	$0.42	$0.40	$0.40	$0.41

The unrealized fair value of these contracts at March 31, 2019 was $5 million.
Interest rate swaps
On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at March 31, 2019 was $0 million.

Operating activities
Cash flow provided by operating activities was $86 million in the first quarter of 2019 compared to $147 million in the first quarter of 2018, a decrease of $61 million. The decrease reflects lower revenues of $43 million and higher income tax installment payments including $6 million for Fekola. Subsequent to the end of the first quarter of 2019, the Company made Fekola tax installment payments of approximately $30 million related to the final payment of Fekola's 2018 taxation liability. The Fekola Mine 2018 priority dividend of $17 million is payable by the end of the second quarter of 2019. Total cash income tax payments for 2019, including the final Fekola 2018 taxes due, the Fekola 2018 priority dividend and 2019 corporate tax installments, are currently estimated to be approximately $120 million.
Financing activities
The Company’s cash from financing activities for the three months ended March 31, 2019 was a net inflow of $11 million. During the first quarter of 2019, the Company received proceeds from the exercise of stock options of $21 million, made payments including equipment loan facility repayments of $2 million and interest and commitment payments of $6 million.
Investing activities
During the three months ended March 31, 2019, capital expenditures on sustaining capital, prestripping and development at the Fekola Mine (refer to “Fekola Mine” section) totalled $21 million (Q1 2018 - $21 million), the Masbate Mine (refer to “Masbate Mine” section) totalled $8 million (Q1 2018 - $12 million), the Otjikoto Mine (refer to “Otjikoto Mine” section) totalled $7 million (Q1 2018 - $11 million), La Libertad Mine (refer to “La Libertad Mine” section) totalled $4 million (Q1 2018 - $5 million), and El Limon Mine (refer to “El Limon Mine” section) totalled $7 million (Q1 2018 - $6 million). Other development and exploration expenditures for the first quarter of 2019 totalled $10 million (Q1 2018 - $16 million).
Exploration
Resource property expenditures on exploration are disclosed in the table below.

	For the three months ended March 31, 2019	For the three months ended March 31, 2018
	$	$
	(000’s)	(000’s)
Fekola Mine, exploration	2,095	1,985
Masbate Mine, exploration	962	1,098
Otjikoto Mine, exploration	331	404
Libertad Mine, exploration	1,146	1,167
Limon Mine, exploration	465	1,308
Fekola Regional, exploration	238	3,199
Toega Project, exploration	471	2,189
Kiaka Project, exploration	480	153
Ondundu Project, exploration	207	329
Finland Properties, exploration	220	578
Other	1,753	1,243

	8,368	13,653

B2Gold is planning another year of aggressive exploration in 2019 with a budget of approximately $43 million. Exploration will focus mainly on West Africa and around the Company's mines. 2019 will see approximately $21 million being spent on exploration in Mali, Burkina Faso and Ghana. The Company has also allocated approximately $8 million for other grass roots exploration programs.

Fekola Mine

Surface exploration, regional drilling and geophysics at Fekola to date have identified numerous targets. For 2019, exploration on the licenses in Mali is budgeted to total $18 million. In 2019, the Company plans to continue its drilling program to convert Fekola’s Inferred Resources to Indicated and further explore the potential to the north of Fekola. The new Cardinal target, located less than 1 km west of the Fekola Pit, will also be further drill-tested in 2019.

Since January 2019, up to seven drill rigs have been focused on infill drilling the inferred portion of the new Fekola Mineral Resource to Indicated so that an updated geologic and grade model can be completed in late 2019. This will allow the engineering group to complete an updated design pit and new Mineral Reserves, along with an updated Fekola LoM plan by the end of Q1 2020.

Once infill drilling is completed at the end of Q2 2019, B2Gold plans to immediately dedicate exploration drill rigs to test a number of targets including the Fekola North area beyond the current resource boundary, the Cardinal structures west of the operating mine and the Fekola South area where previous wide spaced drilling has shown potential for additional mineralization below the main Fekola orebody.

Fekola Regional

The Anaconda Mineral Resource includes the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones which occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock. This resource occurs near surface and remains open along strike. At present, the combined Anaconda-Adder saprolite zone extends over 4.5 kilometres along strike and up to 500 metres wide at Anaconda and up to 200 metres wide at Adder. Within these zones, mineralized saprolite varies from several metres to over 40 metres thick, with an average true thickness of approximately 13.5 metres. In addition, drilling below the saprolite resource at the Anaconda, Adder and Mamba zones has discovered three, well mineralized bedrock (sulphide) zones, indicating the potential for large, Fekola-style mineralized zones.
In 2019, the Company has budgeted $3 million for 14,000 metres of RC and diamond drilling on the Anaconda zones, located approximately 20 km from Fekola, to further drill mineralized sulphide targets, below the shallow oxidized saprolite zones where previous drilling has intersected good grade mineralization. This drilling will commence once the Fekola infill drilling is complete. In June 2017, the Company released an Inferred Mineral Resource estimate containing 767,000 ounces of gold at 1.1 g/t at Anaconda in the saprolite mineralization. Additional metallurgical testwork and engineering studies are being carried out on Anaconda towards evaluating the potential for a stand-alone oxide mine.

Otjikoto Mine and Regional Exploration

The total exploration budget for Namibia in 2019 is $5 million. Exploration in 2019 will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling split between the Otjikoto Project and the Ondundu joint venture, located approximately 200 km southwest of Otjikoto. The majority of the diamond drilling will be testing down plunge of the Otjikoto and Wolfshag open pits.

Masbate Mine

The Masbate exploration budget for 2019 is approximately $4 million including 12,400 metres of diamond drilling. The program will include brownfields drilling to upgrade resources within the mine license and drilling on identified exploration targets within the mine area.

La Libertad Mine

La Libertad’s exploration budget for 2019 is approximately $3 million for a total of 3,400 metres of planned diamond drilling, to test several identified regional surface targets.

El Limon Mine

Positive drilling results continue to expand El Limon Central zone to the north and at depth, indicating the potential to expand the Mineral Resources. The zone is open to depth, indicating the potential to produce ore from underground in El Limon Central area.

B2Gold’s technical team is currently updating El Limon Inferred Mineral Resource to include recent additional drilling results and conducting mine optimization studies with a view to potentially improve the positive economics for El Limon expansion. These studies are ongoing.

El Limon’s exploration budget for 2019 is approximately $3 million for a total of 3,300 metres of planned diamond drilling. The program will focus on drilling the northern extension of the El Limon Central zone and other targets identified on the property. The El Limon Central zone remains open at depth.

Kiaka and Toega Projects
In Burkina Faso, the 2019 exploration budget is $3 million for the Toega prospect and the Kiaka Regional district. Continued exploration drilling of 6,000 metres of RC drilling will be focused on testing regional targets around the Toega and Kiaka deposits generated by the 2018 drilling and mapping.

Other Greenfield Exploration

Given B2Gold’s exploration teams successful discovery history, the Company has budgeted $8 million for greenfield exploration opportunities internationally in 2019, as it continues to pursue early stage exploration discoveries through property acquisitions and joint ventures with junior exploration companies.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements as at December 31, 2018. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs, future metal prices, foreign exchange rates, taxation rates, and discount rates in its life-of-mine plans and preparation of updated technical studies when relevant. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Ore reserve and resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
NEW ACCOUNTING STANDARDS ADOPTED
The following standard has been adopted as at January 1, 2019 in accordance with the transitional provisions outlined in the respective standard. The effect of adoption of this new pronouncement is outlined below and in Note 2 to the Company's unaudited condensed interim consolidated financial statements as at March 31, 2019.

IFRS 16 - Leases
IFRS 16, Leases eliminates the classification of leases as either operating or finance leases and introduces a single lessee model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. As a result, comparative information has not been restated and is accounted for under IAS 17, Leases. The effect of adopting this new pronouncement is outlined below and in more detail in Note 2 to our condensed interim consolidated financial statements as at March 31, 2019.

Upon transition to IFRS 16, the Company recognized right-of-use assets and initial lease liabilities totalling $8 million. The lease liabilities have remaining terms of between 1 and 15 years and are discounted at borrowing rates ranging from 5% to 13%.

The Company applied the following practical expedients in the adoption of IFRS 16:

•	Applied the exception not to recognize right-of-use assets for leases with a term of 12 months or less remaining at January 1, 2019;

•	For contracts previously determined to contain a finance lease under IAS 17, used the carrying amount of the right-of-use asset and lease liability determined under IAS 17;

•	Excluded initial direct costs from measuring right-of-use assets at the date of initial application;

•	For certain classes of assets, the Company has elected to account for both the lease and non-lease components as a single lease component.

Payments totalling $1 million relating to short-term leases (those with a term of 12 months or less at January 1, 2019) and $13 million relating to variable lease payments (including both lease and non-lease components) have been expensed in the condensed interim consolidated statement of operations during the three months ended March 31, 2019.

During the first quarter of 2019, the Company recognized depreciation of $1 million on new right-of-use assets recognized under IFRS 16 in the condensed interim consolidated statement of operations and made payments on these leases of $1 million.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2019, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce and total cash costs per gold ounce
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. Effective January 1, 2019, the Company began presenting these measures on a sales basis rather than a production basis. Prior period comparatives have been updated to reflect this change. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended March 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	La Libertad Mine	El Limon Mine	Consolidated
	$	$	$	$	$	$

Production costs	46,028	27,517	19,292	22,363	11,302	126,502
Royalties and production taxes	11,796	4,220	1,938	481	1,021	19,456

Total cash costs	57,824	31,737	21,230	22,844	12,323	145,958

Gold sold (ounces)	115,800	50,400	37,200	17,272	11,404	232,076

Cash operating costs per ounce ($/ gold ounce sold)	397	546	519	1,295	991	545

Total cash costs per ounce ($/ gold ounce sold)	499	630	571	1,323	1,081	629

	For the three months ended March 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	La Libertad Mine	El Limon Mine	Consolidated
	$	$	$	$	$	$

Production costs	33,132	33,241	23,494	19,296	13,135	122,298
Royalties and production taxes	13,286	3,682	2,282	522	1,390	21,162

Total cash costs	46,418	36,923	25,776	19,818	14,525	143,460

Gold sold (ounces)	122,600	60,000	42,829	18,558	15,850	259,837

Cash operating costs per ounce ($/ gold ounce sold)	270	554	549	1,040	829	471

Total cash costs per ounce ($/ gold ounce sold)	379	615	602	1,068	916	552
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
On November 16, 2018, the World Council announced an update to its Guidance Note on all-in sustaining costs with application effective starting January 1, 2019. This update is intended to provide additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation in the future. The Guidance Note has defined ‘material benefit’ as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. In addition, the Guidance Note has been updated to clarify that production phase capitalized stripping only meets the definition of non-sustaining if the stripping is expected to take at least 12 months and the subsequent ore production phase is expected to be more than 5 years. This clarification on capitalized stripping is expected to result in the majority of the Company’s deferred stripping being now classified as sustaining whereas previously, portions would have been classified as non-sustaining if the stripping did not benefit the current year’s production. The Company adopted the updates to the Guidance Note, including presenting all-in sustaining costs on a sales-basis, effective January 1, 2019. Prior period comparatives have been updated to reflect the change to a sale-basis measure only.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to Restricted Share Units ("RSUs")/Deferred Share Units ("DSUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2019:

	For the three months ended March 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	La Libertad Mine	El Limon Mine	Corporate	Consolidated
	$	$	$	$	$	$	$

Production costs	46,028	27,517	19,292	22,363	11,302	—	126,502
Royalties and production taxes	11,796	4,220	1,938	481	1,021	—	19,456
Corporate administration	1,410	659	1,922	448	574	10,765	15,778
Share-based payments – RSUs/DSUs(1)	20	—	—	—	—	785	805
Community relations	447	112	120	56	353	—	1,088
Reclamation liability accretion(2)	179	147	128	212	113	—	779
Realized (gains) losses on fuel derivative contracts	(311)	(307)	(193)	9	—	—	(802)
Sustaining lease expenditures	194	306	83	—	—	174	757
Sustaining capital expenditures(3)	9,188	4,647	7,282	4,351	4,013	—	29,481
Sustaining mine exploration(3)	2,095	158	254	533	—	—	3,040

Total all-in sustaining costs	71,046	37,459	30,826	28,453	17,376	11,724	196,884

Gold sold (ounces)	115,800	50,400	37,200	17,272	11,404	—	232,076

All-in sustaining cost per ounce ($/ gold ounce sold)	614	743	829	1,647	1,524	—	848
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019:

	For the three months ended March 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	La Libertad Mine	El Limon Mine	Consolidated
	$	$	$	$	$	$

Operating mine capital expenditures	21,284	8,444	7,282	4,351	7,429	48,790
Mobile equipment purchases	(4,876)	—	—	—	—	(4,876)
Fadougou relocation	(4,850)	—	—	—	—	(4,850)
Carryover construction costs	(1,738)	—	—	—	—	(1,738)
Fekola expansion study	(632)	—	—	—	—	(632)
Masbate processing plant upgrade	—	(3,770)	—	—	—	(3,770)
Other	—	(27)	—	—	—	(27)
Limon Central	—	—	—	—	(3,196)	(3,196)
Plant upgrade	—	—	—	—	(159)	(159)
Limon tailings project	—	—	—	—	(61)	(61)

Sustaining capital expenditures	9,188	4,647	7,282	4,351	4,013	29,481
The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019:

	For the three months of March 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	La Libertad Mine	El Limon Mine	Consolidated
	$	$	$	$	$	$

Operating mine exploration	2,095	962	331	1,146	465	4,999
Regional exploration	—	(804)	(77)	(613)	(465)	(1,959)

Sustaining mine exploration	2,095	158	254	533	—	3,040

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2018:

	For the three months ended March 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	La Libertad Mine	El Limon Mine	Corporate	Consolidated
	$	$	$	$	$	$	$

Production costs	33,132	33,241	23,494	19,296	13,135	—	122,298
Royalties and production taxes	13,286	3,682	2,282	522	1,390	—	21,162
Corporate administration	1,889	662	1,678	496	752	6,541	12,018
Share-based payments – RSUs/DSUs(1)	65	—	—	—	—	563	628
Community relations	317	264	347	88	327	—	1,343
Reclamation liability accretion(2)	158	112	93	129	74	—	566
Realized gains on fuel derivative contracts	(392)	(608)	(186)	(124)	—	—	(1,310)
Sustaining capital expenditures(3)	7,644	6,324	2,870	4,587	5,081	—	26,506
Sustaining mine exploration(3)	1,985	680	388	251	204	—	3,508

Total all-in sustaining costs	58,084	44,357	30,966	25,245	20,963	7,104	186,719

Gold sold (ounces)	122,600	60,000	42,829	18,558	15,850	—	259,837

All-in sustaining cost per ounce ($/ gold ounce sold)	474	739	723	1,360	1,323	—	719
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018:

	For the three months ended March 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	La Libertad Mine	El Limon Mine	Consolidated
	$	$	$	$	$	$

Operating mine capital expenditures	21,087	11,837	11,376	4,615	5,980	54,895
Carryover construction costs	(6,790)	—	—	—	—	(6,790)
Tailings storage facility stages 2 and 3	(3,746)	—	—	—	—	(3,746)
Fadougou relocation	(1,691)	—	—	—	—	(1,691)
Mobile equipment purchases	(1,216)	—	—	—	—	(1,216)
Masbate processing plant upgrade	—	(4,172)	—	—	—	(4,172)
Montana extension	—	(1,255)	—	—	—	(1,255)
Other	—	(86)	—	—	—	(86)
Prestripping	—	—	(5,934)	—	—	(5,934)
Solar plant	—	—	(2,572)	—	—	(2,572)
Tailings storage facility	—	—	—	(28)	—	(28)
Limon tailings project	—	—	—	—	(346)	(346)
Limon Central	—	—	—	—	(276)	(276)
Land acquisitions	—	—	—	—	(190)	(190)
Plant upgrade	—	—	—	—	(87)	(87)

Sustaining capital expenditures	7,644	6,324	2,870	4,587	5,081	26,506
The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018:

	For the three months ended March 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	La Libertad Mine	El Limon Mine	Consolidated
	$	$	$	$	$	$

Operating mine exploration	1,985	1,098	404	1,167	1,308	5,962
Regional exploration	—	(418)	(16)	(916)	(1,104)	(2,454)

Sustaining mine exploration	1,985	680	388	251	204	3,508
Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income (loss) adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended
	March 31,
	2019	2018
	$	$
	(000’s)	(000’s)

Consolidated net income for the period	26,523	57,428
Adjustments for non-recurring and significant recurring non-cash items:
Share-based payments	4,747	3,994
Impairment of long-lived assets	—	18,186
Unrealized gains on fair value of convertible notes	—	(11,214)
Unrealized gains on derivative instruments	(5,444)	(2,105)
Deferred income tax expense (recovery)	11,845	(8,948)

Adjusted net income for the period	37,671	57,341

Basic weighted average number of common shares outstanding (in thousands)	1,001,410	982,160

Adjusted net earnings per share–basic ($/share)	0.04	0.06

SUMMARY OF QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2019	2018	2018	2018	2018	2017	2017	2017
Gold revenue ($ in thousands)	301,664	272,112	323,855	284,806	344,288	173,990	154,109	164,322

Net income (loss) for the period ($ in thousands)	26,523	(49,676)	16,036	21,333	57,428	34,466	12,393	19,264

Earnings (loss) per share (1) – basic ($)	0.02	(0.06)	0.01	0.02	0.06	0.03	0.01	0.02

Earnings (loss) per share (1) – diluted ($)	0.02	(0.06)	0.01	0.02	0.04	0.03	0.00	0.02

Cash flows from operating activities ($ in thousands)	86,419	74,145	143,235	86,211	147,276	25,606	41,772	48,023

Gold sold, excluding Fekola pre-commercial production results (2) (ounces)	232,076	221,307	268,527	220,738	259,837	137,695	121,597	131,737

Average realized gold price (2)($/ ounce)	1,300	1,230	1,206	1,290	1,325	1,264	1,267	1,247

Gold produced, excluding Fekola pre-commercial production results (2) (ounces)	230,859	231,687	242,040	240,093	239,684	167,850	129,288	121,448

Gold produced, total including Fekola pre-commercial production results (ounces)	230,859	231,687	242,040	240,093	239,684	240,753	135,628	121,448

Cash operating costs (2)(3) ($/ gold ounce sold)	545	507	496	489	471	594	599	613

Total cash costs (2)(3) ($/ gold ounce sold)	629	590	571	573	552	649	652	656

All-in sustaining costs (2)(3) ($/ gold ounce sold)	848	812	717	758	719	1,007	979	930

Adjusted net income (2)(3) ($ in thousands)	37,671	13,610	44,941	46,344	57,341	5,704	13,887	12,851

Adjusted earnings per share (2)(3) – basic ($)	0.04	0.01	0.05	0.05	0.06	0.01	0.01	0.01

(1)	Attributable to the shareholders of the Company.

(2)	Starting December 1, 2017, the table includes results from the Fekola Mine which reached commercial production November 30, 2017.

(3)
Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The results in the quarters subsequent to the fourth quarter of 2017 reflect the impact of full production from the Fekola Mine, which achieved commercial production on November 30, 2017. Quarterly gold revenue in the first quarter of 2018 increased due to a full quarter of sales from the Fekola Mine, including sales of bullion held in inventory at December 31, 2017, as well as an increase in the average realized gold price. Quarterly gold revenue in the second quarter of 2018 decreased from the first quarter of 2018 due to lower ounces sold and a lower realized gold price. Quarterly gold revenue in the third quarter of 2018 increased from the second quarter of 2018 due to higher ounces sold offset by a lower realized gold price. Quarterly gold revenue in the fourth quarter of 2018 decreased from the third quarter of 2018 due to the timing of bullion shipments. Quarterly gold revenue in the first quarter of 2019 increased from the fourth quarter of 2018 due to the timing of bullion shipments and higher gold price realized. Net income in 2018 reflects the results of the low-cost Fekola production. The net loss in the fourth quarter of 2018 reflects an impairment loss of $34 million relating to La Libertad Mine and $9 million of mineral property interest write-downs.

Quarterly cash flows provided by operating activities starting in the first quarter of 2018 reflect the cash flows including commercial production from the Fekola Mine and the timing of gold sales. Quarterly cash flows provided by operating activities for the second quarter of 2017 included $15 million in proceeds from the Company's Prepaid Sales transactions.
SUMMARY AND OUTLOOK
Looking forward in 2019, B2Gold plans to continue to maximize cash flows and maintain a strong financial position by continuing the impressive operational and financial performance from our existing mines, continue to reduce overall debt levels, expand the Fekola Mine throughput and annual gold production, pursue additional internal growth through further exploration, development and expansion of existing projects, and pursuit of greenfield exploration projects alone or in joint ventures.

The Company has recently commenced the mill expansion at the Fekola Mine which is expected to significantly increase annual gold production and enhance the Fekola Mine economics over the next five years and over the LoM. A technical study for the Fekola expansion will be filed on May 10, 2019. In addition, infill drilling is well underway on the Fekola north extension to convert inferred gold resources to indicated resources. Exploration in 2019 will also focus on drill testing Fekola, further to the north, where it remains open, the new Cardinal zone west of Fekola and underneath the Anaconda saprolite resource to the north. At the Gramalote project joint venture in Colombia (AngloGold Ashanti/B2Gold), the companies are reviewing budgets to complete significant resource infill drilling and advance permitting and feasibility work in 2019. Finally, in addition to advancing existing projects, the Company will continue pursuing gold exploration opportunities on its own and in joint ventures with junior exploration companies.

OUTSTANDING SHARE DATA
At May 7, 2019, 1,007,916,504 common shares were outstanding. In addition, there were approximately 54 million stock options outstanding with exercise prices ranging between Cdn.$1.12 to Cdn.$4.05 per share and approximately 5 million RSUs outstanding.

CAUTION ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see in conjunction our Annual Information Form, dated March 19, 2019 for a discussion of our ownership interest in the mines B2Gold operates.

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades and sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong operational and financial performance for the full-year of 2019; projected consolidated gold production of between 935,000 and 975,000 ounces in 2019; the upsizing of B2Gold’s revolving credit facility capacity and its accordion feature, and the expected terms and timing of closing; the scheduled timing of settlements related to the entering into of additional forward contracts and additional collar contracts in respect of gas oil and interest swaps; the results of the Fekola PEA; the Fekola expansion being expected to increase life-of-mine to 2030 and project pre-tax net present value, increase processing throughput and produce more gold over a longer life with more robust economics and higher average gold production, revenues and cash flows than the previous life-of-mine and the timing of such expansion; the estimated capital cost of the Fekola expansion; the release of an updated Fekola Expansion Technical Report and the timing thereof; the new high-grade ore production scheduled to begin in the second-half of 2019 from Phase 4 of the Fekola Pit; production at the Masbate Mine being projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life; higher-grade zone of the Otjikoto Pit being forecast to be processed in the third quarter of 2019; high-grade ore production from Phase 2 of the Wolfshag Pit being scheduled to begin in late 2019; the anticipated timing of receipt of the Jabali Antenna Pit permit and the start of production therefrom; the current plans to include mining and processing at La Libertad into 2020 with a combination of mineral reserves and mineral resources, updates to La Libertad’s life-of-mine plan and the expected interim reclamation activities at La Libertad Mine; high-grade ore production from the new Limon Central Pit being scheduled to commence at the beginning of the second-half of 2019; the planned upgrades to the El Limon plant; B2Gold’s consolidated gold production and the gold production at each of the Fekola Mine, La Libertad, Otjikoto Mine and El Limon being weighted in the second-half of 2019; the expected development of open pits in the first half of 2019 and subsequent ore production therefrom in the second-half of 2019;drilling and advance permitting and feasibility work to be completed at Gramalote in 2019; estimated total cash income tax payments for 2019 being approximately $120 million; plans for exploration in 2019, the potential results of such exploration and the expected budgets, methods, targets and locations of such exploration; and B2Gold remaining focused on reducing debt, expanding the Fekola Mine, advancing development and exploration projects and evaluate exploration opportunities. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this MD&A may refer to “mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this MD&A containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves."Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Peter Montano, Project Director, a qualified person under NI 43-101, has approved the disclosure of all other scientific and technical information related to operation matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A. John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to Fekola development contained in this MD&A.